This Filing is made pursuant to Rule 424(b)(5)
of the Securities Act of 1933, as amended,
in connection with Registration Statement No. 333-108006
Prospectus Supplement
(to Prospectus dated November 12, 2003)
4,186,047 SHARES
NOVAVAX, INC.
COMMON STOCK
     We are offering 4,186,047 shares of our common stock, par value $.01 per share, pursuant to this prospectus supplement. In connection with this offering, we will pay fees to Rodman & Renshaw, LLC as placement agent. See “Plan of Distribution” beginning on page S-16 of this prospectus supplement for more information regarding this arrangement.
     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On October 31, 2005, the closing price of our common stock as reported on the Nasdaq National Market was $4.04 per share.
     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THESE RISKS ARE DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT.
     Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Offering
Public offering price	$4.300	$18,000,000
Placement agent fee	$0.215	$900,000
Proceeds, before expenses, to Novavax	$4.085	$17,100,000

     We estimate the total expenses of this offering, excluding the placement agent fee, will be approximately $75,000. The placement agent is not required to arrange for the sale of any specific number or dollar amount of the shares of common stock offered in this offering. This offering will end on or prior to November 3, 2005.

RODMAN & RENSHAW, LLC

November 3, 2005

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

     This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the U.S. Securities and Exchange Commission. Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $50,000,000, of which this offering is a part. We previously sold 4,500,000 shares of common stock for gross proceeds of $27.675 million (net proceeds of approximately $25.9 million) and 4,000,000 shares of Common Stock for gross proceeds of $4 million (net proceeds of approximately $3.6 million). In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us, our common stock being offered and other information you should know before investing. This prospectus supplement also adds, updates, and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus, as well as the additional information described under “Where You Can Find More Information”, before investing in shares of our common stock.
     You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.
     In this prospectus supplement, “we,” “us”, “our” and “our company” refer to Novavax, Inc., together with its subsidiaries, unless the context otherwise requires.

SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement, and may not contain all of the information that is important to you. For a more complete understanding of this offering, you should read this entire document carefully and the accompanying prospectus before deciding to invest in our common stock, including the “Risk Factors” section below, and those additional documents to which we refer you. See “Where You Can Find More Information” on page 22 of the accompanying prospectus.
Our Business
     We are an innovative product development company focused on the research, development and commercialization of products utilizing our proprietary drug delivery and biological technologies for large and growing markets.
     Our drug delivery technologies include micellar nanoparticles (“MNPs”), proprietary oil and water nanoemulsions used for the topical delivery of drugs. When applied to the skin in a cream or lotion formulation, the MNPs deposit the drug in the outermost skin layer, functionally creating a drug depot. The active drug gradually diffuses into the deeper layers of skin until it reaches the bloodstream. MNP technology is the basis for the development of the company’s FDA-approved product, ESTRASORB®, the first topical emulsion for estrogen therapy approved for the treatment of moderate to severe vasomotor symptoms (hot flashes) associated with menopausal women. The company entered into an exclusive North American license and supply agreement with Esprit Pharma, Inc. on October 18, 2005 for the marketing and sale of ESTRASORB.
     We continue to focus our efforts on the development of products utilizing our proprietary topical MNP drug delivery platform that we believe have a high probability of technical success and that have a large market potential. As part of our research and development efforts, we intend to file two Investigational New Drug Applications with the FDA in 2006 for two non-hormone product candidates.
     The company’s drug delivery technologies also include Novasomes® and Sterisomes®. Novasomes are proprietary non-phospholipid liposomes in which drugs can either be encapsulated or mixed with for delivery by various routes of administration. In addition, we believe that our Novasome technology may provide a safe and effective adjuvant system for a variety of vaccines. Sterisomes are the company’s proprietary oil-free emulsions that operate as a drug delivery system comprised predominantly of water. Sterisomes can be used as a depot delivery system for certain steroidal hormones.
     Our vaccine technologies include our lead technology platform based on virus-like particles (“VLPs”), which we are using to develop vaccines for pandemic (avian) and seasonal flu. We also continue to work with government agencies on HIV and SARS vaccines.
     VLPs imitate the three-dimensional structures of viruses but are composed of recombinant proteins and, therefore, are believed incapable of causing infection and disease. Our proprietary production technology uses insect cells rather than chicken eggs or mammalian cells. We believe that this allows the company to more rapidly produce safe, effective, low-cost and therapeutic proteins.
     Our strategy is to develop new product candidates based on our drug delivery technologies and to co-promote or license such products. We intend to use the cash generated by such arrangements primarily to fund our avian and seasonal flu vaccine programs, which we believe are our long-term growth drivers.
     Our principal executive offices are located at 508 Lapp Road, Malvern, Pennsylvania 19355. Our telephone number is (484) 913-1200 and our Internet address is www.novavax.com.

THE OFFERING

Common stock offered in this offering	4,186,047 shares

Common stock to be outstanding after this offering	49,096,261 shares

Use of proceeds	For clinical development of VLP-based avian and seasonal flu vaccines; internal research and development programs; expansion of and investment in research and development facilities; and general working capital. See “Use of Proceeds” on page S-14.

Nasdaq National Market symbol	NVAX
     The information above is based on 44,910,214 shares of common stock outstanding as of October 31, 2005. It does not include:
     • 6,796,819 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2005 at a weighted average exercise price of $3.42 per share;
     • 1,513,798 shares of common stock reserved for future awards under our 2005 Stock Incentive Plan as of October 31, 2005; and
     • 5,213,635 shares of common stock issuable upon the conversion of $29 million aggregate principal amount of 4.75% convertible notes due July 15, 2009, which includes 108,001 shares issuable based on the gross proceeds of the offering as a result of anti-dilution provisions in the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA
     The historical consolidated financial data presented below as of and for each of the periods ended December 31, 2004, 2003 and 2002 were derived from our audited consolidated financial statements. The summary consolidated financial data is only a summary and should be read in conjunction with our consolidated financial statements and related notes that we incorporate by reference in this prospectus supplement. For copies of the financial information we incorporate by reference, see “Where You Can Find More Information”.
     Information as of and for the six months ended June 30, 2005 and 2004 has been derived from our consolidated financial statements, which are unaudited but which in the opinion of management have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2005 or any future period.
(amounts in thousands, except number of shares and per share information)

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$3,277	6,225	8,260	11,785	15,005
Loss from operations	$(13,642)	(12,236)	(24,464)	(16,054)	(21,558)
Net loss	$(14,602)	(12,975)	(25,920)	(17,273)	(22,697)
Per share information:
Net loss per share	$(0.37)	(0.37)	(0.70)	(0.58)	(0.93)
Weighted average number of shares outstanding	39,533,876	34,750,944	36,926,034	29,852,797	24,433,868

	As of June 30,		As of December 31,
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited)
Balance Sheet Data:
Total current assets	$8,304	22,577	23,937	32,062	6,242
Working capital	$2,673	14,466	15,361	27,226	378
Total assets	$60,298	74,617	77,993	84,159	57,505
Convertible debt	$35,000	40,000	35,000	40,000	40,000
Stockholders equity	$18,694	23,338	33,281	35,944	8,073

RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus supplement and the accompanying prospectus and incorporated by reference before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.
RISKS RELATED TO OUR BUSINESS
          We have repositioned ourselves from a specialty biopharmaceutical to a product development company and face all the risks inherent in the implementation of a new business strategy.
          In conjunction with the sale of our prenatal and related product lines and the grant of an exclusive North American license to our lead product ESTRASORB, we have changed the focus of the company from the development and commercialization of specialty pharmaceutical products to the research and development of new products using our proprietary drug delivery and biological platforms. We cannot predict whether we will be successful implementing our new business strategy.
          We intend to focus our research and development activities on areas in which we have particular strengths and on technologies that appear promising. These technologies often are on the cutting edge of modern science. As a result, the outcome of any research or development program is highly uncertain. Only a very small fraction of these programs ultimately result in commercial products or even product candidates and a number of events could delay our development efforts and negatively impact our ability to obtain regulatory approval for, and to market and sell, a product candidate. Product candidates that initially appear promising often fail to yield successful products. In many cases, preclinical or clinical studies will show that a product candidate is not efficacious, or that it raises safety concerns or has other side effects, which outweigh the intended benefit. Success in preclinical or early clinical trials may not translate into success in large-scale clinical trials. Further, success in clinical trials will likely lead to increased investment, adversely affecting short-term profitability, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product, which may result in regulatory approvals being suspended, limited to narrow indications or revoked, or which may otherwise prevent successful commercialization.
          We must identify products and product candidates for development with our technologies and establish successful government and third-party relationships.
          Our long-term ability to generate product-related revenue depends in part on our ability to identify products and product candidates that may utilize our drug delivery and biological technologies. If internal efforts do not generate sufficient product candidates, we will need to identify third parties that wish to license our technologies for development of their products or product candidates. We may be unable to license our technologies to third parties for a number of reasons, including:
•	an inability to negotiate license terms that would allow us to make an appropriate return from resulting products;

•	an inability to identify suitable products or product candidates within, or complementary to, our areas of expertise; or

•	an unwillingness of the part of competitors to utilize the technologies of a competing company or disclose the existence or status of new products or products candidates under development.
          Our near and long-term viability will also depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies and government agencies. We will either need to develop or acquire these resources on our own, which will require substantial funding, time and effort, or will need to enter into additional collaborative agreements or government contracts to assist in the development and commercialization of some of these potential products. Establishing strategic collaborations and obtaining government funding are difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position; government agencies may reject contract or grant applications based on their assessment of public need, the public interest and our products’ ability to address these areas. If we fail to establish a sufficient number of collaborations or government relationships on acceptable terms, we may not generate sufficient revenue. Even if we successfully establish new collaborations or obtain government funding, these relationships may never result in the successful development or commercialization of any product candidates or the generation of any sales or royalty revenue.
          Our success depends on our ability to maintain the proprietary nature of our technology.
          Our success in large part depends on our ability to maintain the proprietary nature of our technology and other trade secrets, including our proprietary drug delivery and biological technologies. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have 51 U.S. patents and corresponding foreign patents and patent applications covering our technologies. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.
          There is a risk that third parties may challenge our existing patents or claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.
          Although our patents include claims covering various features of our products and product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.
          We have limited financial resources and we are not certain that we will be able to obtain financing to maintain our operations or to fund the development of future products.
          In the near term we will not generate revenues from product sales, licensing fees, royalties, milestones, contract research and other sources in an amount sufficient to fund our operations, and we will therefore use our cash resources and could require additional funds to maintain our operations, continue our research and development programs, commence future preclinical and clinical trials, seek regulatory approvals and market our products. We will seek such additional funds through public or private equity or debt financings, collaborative arrangements and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds required for our anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs, downsize our general and administrative infrastructure or programs, or seek alternative measures to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products. If we raise additional funds through future offerings of shares of our common stock or other securities, such offerings would cause dilution of existing stockholders’ percentage ownership in the Company. These future offerings also could have a material and adverse effect on the price of our common stock.
          We have a history of losses and our future profitability is uncertain.
          Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at December 31, 2004 was $130.7 million. Our net revenues for the last three years were $8.3 million in 2004, $11.8 million in 2003 and $15.0 million in 2002. For the six months ended June 30, 2005 and 2004, our revenues were $3.3 million and $6.2 million, respectively. We have received a limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $25.9 million in 2004, $17.3 million in 2003 and $22.7 million in 2002, while they were $14.6 million and $12.9 million for the six months ended June 30, 2005 and 2004, respectively.
          Our losses have resulted from research and development expenses, sales and marketing expenses for ESTRASORB, protection of our intellectual property and other general operating expenses. Our losses increased due to the launch of ESTRASORB as we expanded our manufacturing capacity and sales and marketing capabilities, and may increase as and when we conduct additional and larger clinical trials for our product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, product sales, licensing fees, royalties, milestones, contract research and other sources generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.
          We have received a comment letter from the Securities and Exchange Commission regarding our annual report on Form 10-K/A for the fiscal year ended December 31, 2004, and we have yet to receive confirmation from the Commission that all matters raised in that letter have been resolved to the satisfaction of the Commission.
          The Company received a comment letter from the Commission on July 12, 2005 relating to the Company’s annual report on Form 10-K/A for the fiscal year ended December 31, 2004. The Company responded to such comment letter on July 26, 2005 and had subsequent telephone conferences with the Staff of the Commission. Following such telephone conferences, the Company submitted a follow-up response letter on October 31, 2005.
          The Company has not yet received confirmation from the Commission that all matters raised in its letter dated July 12, 2005 have been resolved to the Commission’s satisfaction. The sole remaining open issue relates to the Company’s recording of a $2.5 million intangible asset in connection with the termination of the Company’s business relationship with King Pharmaceuticals, Inc. in July 2004.
          The Commission requested a detailed calculation supporting the $2.5 million intangible asset recorded, inquired as to why such amount qualified as an intangible asset and requested the specific authoritative literature the Company used in arriving at its conclusions. In its October 31, 2005 supplemental response letter, the Company clarified its initial response and provided a detailed explanation of its accounting for the intangible asset. However, the Company has not received confirmation from the Staff at the Commission that the Company’s explanation is sufficient or acceptable. If the Commission were to determine that the Company improperly recorded the intangible asset, it may require the Company to restate the relevant portions of its financial statements. While such a restatement would have no impact on the Company’s bottom line, the announcement of a financial statement restatement would likely negatively impact the price of the Company’s common stock and could materially and adversely affect the Company.
          Many of our competitors have significantly greater resources and experience, which may negatively impact our commercial opportunities and those of our current and future licensees.
          The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, experience and expertise in:
•	research and development;

•	preclinical testing;

•	clinical trials;

•	regulatory processes and approvals;

•	production and manufacturing; and

•	sales and marketing of approved products.
          Large and established companies such as Merck & Co., Inc., GlaxoSmithKline PLC, Chiron Corp. and MedImmune Inc., among others, compete in the vaccine market. In particular, these companies have greater experience and expertise in securing government contracts and grants to support their research and development efforts, conducting testing and trials and obtaining regulatory approvals to market such products, and manufacturing such products on a broad scale.
          Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeed in obtaining approval from the FDA or other regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.
          In order to effectively compete, we will have to make substantial investments in sales and marketing or partner with one or more established companies. There is no assurance that we will be successful in gaining significant market share for any product or product candidate. Our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
          The return on our investment in ESTRASORB depends in large part on the success of our relationship with Esprit and our ability to manufacture the product.
          In October 2005, we entered into a license agreement and a supply agreement with Esprit Pharma for ESTRASORB. Under the license agreement, we granted Esprit exclusive rights to market ESTRASORB in North America. In consideration for such rights, Esprit is to pay the company certain milestone payments, and Novavax also is entitled to receive a royalty on all future net sales of ESTRASORB.
          While our license agreement with Esprit gives us some limited protections with respect to that company’s ESTRASORB marketing and sales efforts and, we believe, creates incentives for Esprit consistent with our own, we cannot control the amount and timing of the marketing efforts that Esprit devotes to ESTRASORB or make any assurances that Esprit’s promotion and marketing of ESTRASORB in North America will be successful. We do not have a history of working together with Esprit and cannot predict the success of the collaboration, nor can we give any assurances that Esprit will not reduce or curtail its efforts to market ESTRASORB because of factors affecting its business or operations beyond our control. Any loss of Esprit as a partner in the commercialization of ESTRASORB, dispute over terms of, or decisions regarding the license and supply agreement or other adverse developments in our relationship with Esprit may harm our business and might accelerate our need for additional capital. We also can give no assurances that Esprit will be more successful than Novavax in gaining market acceptance of ESTRASORB. Prescription trends for ESTRASORB have not met our expectations to date and Esprit will face similar obstacles to gaining market share of the estrogen therapy market, including competition from large and established companies with similar estrogen therapy products.
          Numerous companies worldwide currently produce and sell estrogen products for clinical indications identical to those for ESTRASORB. Currently, the oral and patch product segments account for approximately 75% and 15% of the market, respectively, according to 2004 Verispan data. Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Several other companies compete in the estrogen category including Berlex Laboratories, Inc., Novartis Pharma AG and Solvay Pharmaceuticals. Recently, Solvay introduced an alcohol-based gel product, Estrogel, which is directly competitive with ESTRASORB. These and other products sold by our competitors have all achieved a degree of market penetration superior to ESTRASORB.
          In addition, under the supply agreement, Novavax is obligated to supply Esprit with ESTRASORB through the manufacture of the product at Novavax’s pharmaceutical plant in Philadelphia, Pennsylvania. We have only limited experience with the large capacity manufacturing required for the commercial sale of a product. Although we have validated our manufacturing methods for the product with the FDA, we will remain subject to that agency’s rules and regulations regarding good manufacturing practices, which are enforced by the FDA through its facilities inspection program. Compliance with such rules and regulations requires us to spend substantial funds and hire and retain qualified personnel. We face the possibility that we may not be able to meet Esprit’s supply requirements under the agreement in a timely fashion at acceptable quality, quantity and prices or in compliance with applicable regulations. If our facility fails to comply with applicable regulations, we will be forced to utilize a third party contractor to manufacture the product. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.
          We must utilize our manufacturing facility for products other than ESTRASORB.
          Currently we are only manufacturing ESTRASORB at our facility in Philadelphia and will manufacture the product at a loss until production volumes increase or we enter into contract manufacturing arrangements with third parties to more fully utilize the facility’s capacity, as the facility is able to accommodate a much greater production schedule than its currently schedule, and offset the fixed costs related to the manufacturing process and facility. Until we increase production of ESTRASORB or enter into such contract manufacturing arrangements for sufficient quantities, the cost of sales percentages will continue to be unusually high and we will continue to manufacture the product at a loss. In addition, while the Company was successful in negotiating a substantial reduction in its monthly rent for the facility during 2005, such reductions will expire in the summer of 2006 and the Company expects lease costs to increase, potentially by a material amount. Although we are working to design alternative packaging solutions to further streamline production and lower costs of production, there can be no assurances that such efforts will result in meaningful cost savings or otherwise be successful.
          We have not completed the development of products other than ESTRASORB and we may not succeed in obtaining the FDA approval necessary to sell additional products.
          The development, manufacture and marketing of our pharmaceutical and biological products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. ESTRASORB is the only product developed by the company to have been approved for sale in the United States. Approval outside the U.S. may take longer or may require additional clinical trials. Our product candidate ANDROSORB has completed Phase I human clinical studies. Additional product candidates are in preclinical laboratory or animal studies.
          Before applying for FDA approval to market any new drug product candidates, we must first submit an Investigational New Drug application (“IND”) that explains to the FDA results of the pre-clinical testing conducted in laboratory animals and what we propose to do for human testing. At this stage, the FDA decides whether it is reasonably safe to move forward with testing the drug on humans. We must then conduct Phase 1 studies and larger-scale Phase 2 and 3 human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA. Only after these trials are complete can a New Drug Application (“NDA”) be filed with the FDA requesting approval of the drug for marketing.
          Vaccine clinical development follows the same general pathway as for drugs and other biologics. A sponsor who wishes to begin clinical trials with a vaccine must submit an IND describing the vaccine, its method of manufacture and quality control tests for release. Pre-marketing (pre-licensure) vaccine clinical trials are typically done in three phases. Initial human studies, referred to as Phase 1, are safety and immunogenicity studies performed in a small number of closely monitored subjects. Phase 2 studies are dose-ranging studies and may enroll hundreds of subjects. Finally, Phase 3 trials typically enroll thousands of individuals and provide the critical documentation of effectiveness and important additional safety data required for licensing.
          If successful, the completion of all three phases of clinical development can be followed by the submission of a Biologics License Application (“BLA”). Also during this stage, the proposed manufacturing facility undergoes a pre-approval inspection during which production of the vaccine as it is in progress is examined in detail. Vaccine approval also requires the provision of adequate product labeling to allow health care providers to understand the vaccine’s proper use, including its potential benefits and risks, to communicate with patients and parents, and to safely deliver the vaccine to the public. Until a vaccine is given to the general population, all potential adverse events cannot be anticipated. Thus, many vaccines undergo Phase 4 studies after a BLA has been approved and the vaccine is licensed and on the market.
          These processes are expensive and can take many years to complete, and we may not be able to demonstrate the safety and efficacy of our products to the satisfaction of such regulatory authorities. Regulatory authorities may also require additional testing and we may be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies, which we may be unable to do so without conducting further clinical studies. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution, and expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our product candidates, the FDA and foreign regulatory authorities may not ultimately grant approval for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues may be limited and our business will be adversely affected.
          We may fail to obtain regulatory approval for our products on a timely basis or comply with our continuing regulatory obligations after approval is obtained.
          Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:
•	the rate of patient enrollment and retention, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	institutional review board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	our ability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	negative test results or side effects experienced by trial participants;

•	analysis of data obtained from preclinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.
          We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the specialty biopharmaceutical and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed.
          Furthermore, even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including adverse event reporting requirements and the FDA’s general prohibition against promoting products for unapproved uses. Failure to comply with any post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.
          We also may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered and we cannot assure you that newly discovered or developed safety issues will not arise following any regulatory approval. With the use of any drug by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenues and our financial condition.
          The price of our common stock has been and may continue to be volatile.
          Historically, the market price of our common stock has fluctuated over a wide range. In fiscal year 2004, our common stock traded in a range from $2.88 to $6.99. Between January 1, 2005 and October 31, 2005, our common stock traded in a range from $0.70 to $6.01. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small-capitalization, specialty biopharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of these companies. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including:
•	our ability to obtain government contracts to develop vaccines and other biological products and technologies;

•	governmental agency actions including the FDA’s determination with respect to new drug applications for new products;

•	our ability to obtain financing; and

•	our ability to develop additional products, including biologicals and vaccines.
          In addition, the occurrence of any of the risks described in this “Risk Factors” section could have a material and adverse impact on the market price of our common stock.

          Our substantial indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations.
          As of October 31, 2005, we had approximately $29.9 million of outstanding indebtedness. Our substantial amount of outstanding indebtedness could have significant consequences. For example, it:
•	could increase our vulnerability to general adverse economic and industry conditions;

•	requires us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the industry, which may place us at a competitive disadvantage compared with competitors that have less indebtedness; and

•	could limit our ability to obtain additional funds, even when necessary to maintain adequate liquidity.
          We may incur additional indebtedness for various reasons, which would increase the risks associated with our substantial leverage.
          Health care insurers and other payors may not pay for our products or may impose limits on reimbursement.
          Our ability and the ability of our licensees to successfully commercialize ESTRASORB and future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing products to the market, we cannot be assured that third-party payors will pay for such products or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB currently is being sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that over time ESTRASORB will be treated the same as other estrogen therapy products with respect to government and third-party payor reimbursement, however, additional time is required to increase the number of payors who currently accept our product for reimbursement. There can be no assurance that ESTRASORB will receive similar reimbursement treatment.
          Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. There can be no assurance that ESTRASORB or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.
          We may have product liability exposure.
          The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $10.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. There can be no assurance that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert management’s attention.
          We have made loans to certain of our directors, and have guaranteed a brokerage margin loan for one of these directors, which could have a negative impact on our stock price.
          In 2002, pursuant to our 1995 Stock Option Plan, we approved the payment of the exercise price of options by two of our directors through the delivery of full-recourse, interest-bearing promissory notes in the aggregate principal amount of approximately $1.5 million, secured by a pledge of the underlying shares. As of December 31, 2004, accrued interest receivable related to the borrowing was $209,000. In addition, in 2002 we executed a conditional guaranty of a brokerage margin account for a director in the amount of $500,000. Due to heightened sensitivity in the current environment surrounding related-party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected. Our corporate governance policies have been revised and our 2005 stock incentive plan prohibits any additional loans or guarantees to directors.
RISKS RELATED TO THIS OFFERING
          Management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.
          We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.
          Because the total price you will pay for your shares in the offering will be much greater than the value of our assets after subtracting our liabilities, the value of your investment in our common stock will be diluted.
          If you purchase our common stock in this offering, the price you will pay for our common stock will be much greater than the book value per share of our outstanding common stock after the offering. In addition, the total amount of our capital will be less than it would have been had you and all of the existing stockholders and optionees paid the same amount per share for our common stock. Accordingly, you will suffer immediate and substantial dilution of your investment. In the past, we have issued options and warrants to buy our common stock at prices below the offering price. You will experience further dilution to the extent that additional shares of our common stock are issued upon the exercise of outstanding stock options and other purchase rights. See “Dilution” for a detailed calculation of the dilution that will result from this offering.
          The issuance of shares of our common stock in connection with this offering will cause additional shares of common stock to be issuable upon conversion of certain outstanding convertible notes of the company.
          Assuming that we issue an aggregate of 4,186,047 shares of our common stock at a public offering price of $4.30 per share, an additional 108,001 shares of common stock will be issuable upon the conversion of $29 million aggregate principal amount of 4.75% convertible notes that are due July 15, 2009. Accordingly, you will suffer additional dilution of your investment. See “Dilution” for a detailed calculation of the dilution that will result from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We caution you that this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and assumptions and on information currently available to management, and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “may,” “could,” “possible,” “forecast,” or similar words and expressions. Forward-looking statements include but are not limited to statements regarding product sales, future results of operations, future product development and related clinical trials, and future research and development, including FDA approval of our product candidates. Forward-looking statements are only predictions, and necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in or implied by the forward-looking statements. These risks, uncertainties and other factors are discussed in the “Risk Factors” section and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and include, among other things, the following: general economic and business conditions; competition; unexpected changes in technologies and technological advances; ability to obtain rights to technology; ability to obtain and enforce patents; ability to commercialize and manufacture products; ability to maintain commercial-scale manufacturing capabilities; ability to enter into future collaborations with industry partners; results of clinical studies; progress of research and development activities; business abilities and judgment of personnel; availability of qualified personnel; changes in, or failure to comply with, governmental regulations; ability to obtain adequate financing in the future; and other factors referenced in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

USE OF PROCEEDS
     After deducting the placement agent’s fee and estimated offering expenses of this offering, we will receive net proceeds from this offering of approximately $17,025,000.
     We will retain broad discretion over the use of the net proceeds from the sale of our common stock. We currently intend to use the net proceeds from this offering for general corporate purposes, including but not limited to:
•	clinical development of VLP-based avian and seasonal flu vaccines, including the development of appropriate adjuvants, and demonstration of large-scale production capabilities, for such vaccines;

•	our internal research and development programs, such as preclinical and clinical testing and studies of our product candidates and the development of new technologies;

•	expansion of and investment in our research and development facilities, including compliance with cGMP and GLP rules and regulations; and

•	general working capital.
     We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures, which may vary significantly depending on various factors such as our research and development results, regulatory approvals, competition, marketing and sales, and the market acceptance of any products introduced by us. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest these net proceeds in short-term, interest-bearing, investment-grade securities.

DILUTION
     Our net tangible book value at June 30, 2005 was $ 18.7 million, or $0.47 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of outstanding shares of our common stock on June 30, 2005. Assuming that we issue an aggregate of 4,186,047 shares of our common stock at a public offering price of $4.30 per share, with estimated net proceeds to us (after assumed fees and expenses) of $17,025,000, our pro forma net tangible book value at June 30, 2005 would have been $35.725 million, or $0.82 per share. This represents an immediate increase in the tangible book value of $0.35 per share to our existing stockholders and an immediate dilution of $3.48 per share to new investors purchasing common stock in this offering, as illustrated in the following table:

Public offering price per share	$4.30
Net tangible book value per share as of June 30, 2005	$0.47
Increase per share attributable to new investors	$0.35
Pro forma net tangible book value per share after offering	$0.82
Dilution per share to new investors	$3.48
     The computations in the table above assume no exercise of any outstanding stock options or warrants or the conversion of any convertible notes after June 30, 2005. At October 31, 2005, there were options outstanding to purchase a total of 6,796,819 shares of our common stock at a weighted average exercise price of $3.42 per share. If any of these options are exercised, there will be further dilution to new investors. In addition, assuming that we issue an aggregate of 4,186,047 shares of our common stock at a public offering price of $4.30 per share, an additional 108,001 shares of common stock shall be issuable upon the conversion of $29 million aggregate principal amount of 4.75% convertible notes due July 15, 2009.

PLAN OF DISTRIBUTION
     We are offering the shares of our common stock through a placement agent. Subject to the terms and conditions contained in an agreement dated November 1, 2005, Rodman & Renshaw, LLC has agreed to act as the placement agent for the sale of up to 4,186,047 shares of our common stock. The placement agent is not purchasing or selling any shares by this prospectus supplement or accompanying prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of shares.
     The securities purchase agreement provides that the obligations of the investors in the offering are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from Novavax and our counsel.
     Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase shares of our common stock, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of 4,186,047 shares of common stock will take place on or about November 3, 2005. Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.
     On the scheduled closing date, the following will occur:
•	we will receive funds in the amount of the aggregate purchase price directly from investors; and

•	we will pay the placement agent fee in accordance with the terms of our agreement with Rodman & Renshaw, LLC, and reimbursement of expenses not to exceed $25,000.
     We will pay the placement agent a commission equal to five percent (5%) of the gross proceeds of the sale of shares of common stock in the offering. In no event will the total amount of compensation paid to the placement agent and other securities brokers and dealers upon completion of this offering exceed five percent (5%) of the maximum gross proceeds of the offering. The estimated offering expenses payable by us, in addition to the placement agent’s fee, are approximately $75,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the shares of common stock. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately $17,025,000.
     We have agreed to indemnify the placement agent and the purchasers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We may also be required to contribute to payments the placement agent may be required to make in respect of such liabilities.
     The agreement with Rodman & Renshaw, LLC and the form of securities purchase agreement with the investors are included as exhibits to our Current Report on Form 8-K that will be filed with the Securities and Exchange Commission in connection with the consummation of this offering.
     The transfer agent for our common stock is Computershare Limited.
     Our common stock is traded on the Nasdaq National Market under the symbol “NVAX.”
LEGAL MATTERS
     Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White White & Van Etten LLP in Cambridge, Massachusetts. David A. White, a partner of such firm, owns 30,000 shares of our common stock. Feldman Weinstein LLP in New York, New York is acting as counsel for the placement agent.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PROSPECTUS
Subject to Completion, Dated November 12, 2003

$50,000,000
Novavax, Inc.
COMMON STOCK

     We may sell from time to time shares of our common stock, par value $.01 per share, in one or more offerings with a maximum aggregate offering price of $50,000,000. This means:
•	we will provide a prospectus supplement each time we issue common stock; and

•	the prospectus supplement will inform you about the specific terms of that offering and may also add, update or modify information contained in this document.

     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On August 8, 2003, the closing price of our common stock as reported on the Nasdaq National Market was $5.66 per share.

     Our principal offices are located at 8320 Guilford Road, Columbia, Maryland 21046. Our telephone number is (301) 854-3900.

Investing in our common stock involves a high degree of risk. See “RISK FACTORS”
beginning on page 6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is _________, 2003.

     You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. We are offering to sell our common stock, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

     In this prospectus, the “Company,” “we,” “us” and “our” refer to Novavax, Inc., together with its subsidiaries, unless the context otherwise requires.

PROSPECTUS SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus, and may not contain all of the information that is important to you. For a more complete understanding of this offering, you should read this entire document carefully before deciding to invest in our common stock, including the “Risk Factors” section below, and those additional documents to which we refer you. See “Where You Can Find More Information” on page 22.
Our Business
     Novavax is a fully-integrated specialty pharmaceutical company focused on the research, development and commercialization of products utilizing our proprietary drug delivery and vaccine technologies for large and growing markets, concentrating on the areas of women’s health and infectious diseases. Our lead product candidate, ESTRASORB™, is the first topical emulsion for estrogen replacement therapy for which a New Drug Application has been accepted for review by the Food and Drug Administration. The NDA for ESTRASORB was submitted in June 2001 and was accepted for review in August 2001. In April 2002, we were informed by the FDA that the agency had completed its review of the NDA for ESTRASORB. At that time, the agency did not raise any issues regarding the efficacy or safety of ESTRASORB, but did request additional information with respect to the Chemistry, Manufacturing and Controls section of the filing. We determined that the most advantageous approach to resolving the outstanding CMC questions was to voluntarily withdraw the NDA and resubmit it once all of the responses to the CMC questions had been prepared. In September 2002, we re-submitted the NDA, which was accepted for review by the FDA in November 2002. In June 2003, the agency informed us that it would need additional time for a full review of our Estradiol Partner Transfer Study Report submitted in May of this year. Under the Prescription Drug User Fee Act the statutory minimum extension time is 90 days, which thus results in a new goal date for a decision on the approvability of ESTRASORB of no later than October 10, 2003. We are seeking FDA approval of ESTRASORB for the reduction of hot flushes in menopausal women and, if approved, we believe ESTRASORB will be competitively positioned to address the estimated $1.8 billion estrogen replacement therapy market in the United States.
     Our micellar nanoparticle technology involves the use of our patented oil and water emulsions that we believe can be used as vehicles for the topical delivery of a wide variety of drugs and other therapeutic products, including hormones. We believe that our technology represents the first time that ethanol soluble hormones, such as estrogen and testosterone, have been encapsulated and delivered topically. In addition to ESTRASORB, our product candidates using these technologies include ANDROSORB™, a topical testosterone emulsion that has completed two Phase I clinical trials; TESTESTRASORB™, a topical estrogen and testosterone emulsion; PROGESTSORB™ NE, a topical progestin emulsion; and PROESTRASORB™, a topical estrogen and progestin emulsion. Other drug delivery technologies, such as our Novasome® and Sterisome® technologies, are being utilized to develop other products. Novasomes are used as adjuvants to enhance vaccine effectiveness. Sterisomes are being used for, among other things, subcutaneous injections that can deliver long-acting drug effects. We also conduct research and development on preventative vaccines and proteins for a variety of infectious diseases and immunotherapies.
     Over the past three years we have entered into a co-promotion agreement with King Pharmaceuticals, Inc. for the promotion and marketing of ESTRASORB and ANDROSORB within the United States and Puerto Rico, and we have licensed to King the right to sell these products outside the United States. Our relationship with King has the potential to provide us with broader women’s health market coverage for ESTRASORB and ANDROSORB. Under the terms of our co-promotion agreement with King, we will record all of the product sales, returns and allowances, and cost of sales for ESTRASORB and ANDROSORB in the United States and Puerto Rico. The resultant gross margin will be shared equally with King and the payment to King will be recorded as a selling and marketing expense on our statement of operations. In addition, following product approval by the FDA, both parties will share equally in approved marketing expenses for the products. All direct marketing expenses will be recorded by us, for which King will reimburse us fifty percent. We received licensing fees of $3.0 million and milestone payments totaling $5.0 million from King upon the submission to the FDA and acceptance for review of the ESTRASORB NDA. We have also received from King $20.0 million in December 2000, $10.0 million in September 2001 and $10.0 million in June 2002, in the form of convertible note financings.

     We currently market, sell and distribute a line of prescription pharmaceuticals through our 64 person sales force that has extensive experience selling to obstetricians, gynecologists, managed care organizations, wholesalers and retail pharmacies throughout the United States. In 2002, these products generated revenues of $12.8 million. If we receive marketing approval from the FDA, we expect to sell ESTRASORB through both our sales force and King’s sales force. We intend to manufacture ESTRASORB for commercial sale in our dedicated, state-of-the-art, 24,000 square foot facility in Philadelphia, Pennsylvania, which was substantially completed in December 2002.
     Our principal executive offices are located at 8320 Guilford Road, Columbia, MD 21046. Our telephone number is (301) 854-3900. We are incorporated under the laws of the State of Delaware.

1

SUMMARY CONSOLIDATED FINANCIAL DATA
     The historical consolidated financial data presented below as of and for each of the periods ended December 31, 2002, 2001 and 2000 were derived from our audited consolidated financial statements. The summary consolidated financial data is only a summary and should be read in conjunction with our consolidated financial statements and related notes that we incorporate by reference in this prospectus. For copies of the financial information we incorporate by reference, see “Where You Can Find More Information” on page 22.
     Information as of June 30, 2003 and for the six months ended June 30, 2003 and 2002 has been derived from our consolidated financial statements, which are unaudited but which in the opinion of management have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods. The results of operations for the quarter ended June 30, 2003 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2003 or any future period.

	(amounts in thousands, except number of shares and per share information)
	for the six months ended		for the years ended
	June 30,		December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)	(restated)
Statement of Operations Data:
Revenues	$3,469	$10,177	$15,005	$24,066	$2,475	$1,181	$681
Loss from operations	(10,033)	(10,990)	(21,558)	(9,255)	(12,742)	(4,566)	(5,152)
Net loss	(10,830)	(11,500)	(22,697)	(9,745)	(12,191)	(4,506)	(4,817)
Per share information:
Net loss per share	$(0.38)	$(0.48)	$(0.93)	$(0.43)	$(0.64)	$(0.31)	$(0.39)
Weighted average number of shares outstanding	28,489,651	24,209,198	24,433,868	22,670,274	19,015,719	14,511,081	12,428,426

for the six months ended
	As of June 30,		As of December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)	(restated)
Balance Sheet Data:
Total current assets	$12,837	$21,100	$6,242	$25,027	$17,036	$1,143	$1,207
Working capital	8,646	13,326	378	18,030	12,331	(480)	349
Total assets	63,908	69,387	57,505	67,115	56,529	4,463	3,819
Convertible debt	40,000	40,000	40,000	30,000	20,000	—	—
Stockholders’ equity	16,122	19,113	8,073	27,493	31,824	2,840	2,961

RISK FACTORS
          You should carefully read the following risk factors in addition to the remainder of this prospectus before purchasing any shares of our common stock. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock. If any of the following risks occur, our business, financial condition and/or operating results could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.
          Our success is heavily dependent on FDA approval and market acceptance of ESTRASORB.
          Our New Drug Application for ESTRASORB was accepted for review by the FDA in November 2002. There is no guarantee that the FDA will approve our application and allow us to begin selling ESTRASORB in the United States. If we do not receive FDA approval of our application, our inability to sell ESTRASORB in the United States would have a significant negative effect on our business and results of operations. Even if ESTRASORB is approved by the FDA, there is no guarantee that we and King Pharmaceuticals, Inc., our marketing partner for ESTRASORB, will be able to successfully commercialize ESTRASORB. Many factors could negatively affect our ability to successfully commercialize ESTRASORB, including:
•	a failure or delay in ESTRASORB gaining a meaningful share of the estrogen replacement therapy market, which currently is dominated by Premarin®, an oral estrogen tablet sold by Wyeth, and estrogen patches sold by several companies including Novartis Pharma AG, Berlex Laboratories, Inc. and Forest Pharmaceuticals, Inc.;

•	our inability to effectively promote and sell ESTRASORB with King in the United States, or King’s inability to do so in the rest of the world;

•	delays in the manufacture of ESTRASORB in commercial quantities; and

•	the inability to obtain coverage and favorable reimbursement rates for ESTRASORB from insurers and other third party payors.
          We will face substantial competition in connection with the sale of ESTRASORB and our other product candidates.
          We compete with numerous other companies worldwide that have developed or are developing products that compete or may compete with our product candidates. These competitors include both large and small pharmaceutical companies, biotechnology firms, universities and other research institutions. We may not succeed in developing technologies and products that are more effective than those being developed by our competitors.
          Many large companies currently produce and sell estrogen products for clinical indications identical to those that we seek for ESTRASORB. In the oral product segment of the estrogen replacement therapy market, which accounts for approximately 74% of the market according to 2002 IMS Health Incorporated data, Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Warner-Chillcot also competes in the branded oral product segment with its product, Estrace®. In addition, ESTRASORB will compete with products produced and sold by generic manufacturers in the oral product segment of the market, such as Watson Pharmaceutical, Inc.’s generic product, Estropipate®. In the patch segment of the market, which according to IMS Health accounts for approximately 15% of the estrogen replacement therapy market, several companies market transdermal estrogen patches with which ESTRASORB will compete, if approved. For example, Novartis Pharma AG currently markets and sells its Vivelle® and Estraderm® patches and Berlex Laboratories, Inc. and Forest Pharmaceuticals Inc. co-promote the Climara® transdermal patch. Several companies also currently market ethanol-based estrogen gels and ointments outside the United States. For example, Schering Canada sells its estrogen gel, Estrogel®, in Canada. These and other products sold by our competitors have all been approved for sale and have achieved some degree of market penetration. If ESTRASORB is approved for sale in the Untied States, it will compete for market share with these products and we cannot guarantee that, together with King, we will be able to effectively promote ESTRASORB against these competitive products. In order to effectively compete, we may make substantial investments in sales and marketing. Many of these products are sold by companies with greater resources than we have and there is no assurance that we will be successful in gaining significant market share for ESTRASORB or in earning a return on that investment.
          Our technologies and products may be rendered obsolete or noncompetitive as a result of products introduced by competitors. Most of our competitors have substantially greater financial and technical resources, production and marketing capabilities, and related experience than we do. The greater resources, capabilities and experience of our competitors may enable them to develop, manufacture and market their products more successfully and at a lower cost than we can. In addition, many of our competitors have significantly greater experience than we do in conducting preclinical testing and clinical trials of human pharmaceuticals and obtaining regulatory approvals to market such products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we will, which may give them an advantage over us in achieving market acceptance of their products.
          We would need additional capital to grow ad operate our business in the event we were unable to raise capital in this offering, and we are uncertain about obtaining future financing.
          We estimate that our existing cash resources will be sufficient to finance our operations at current and projected levels of development and general corporate activity for the next 5 to 7 months. We cannot be certain that we will be able to generate revenues from product sales in the near term or at all sufficient to fund our operations. If w were unable to raise capital in this offering, we would require additional funds to continue our research and development, commence future preclinical and clinical trials, seek regulatory approvals, establish commercial-scale manufacturing capabilities, and market our products. We may seek additional funds through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds we may need to continue our current and anticipated operations, we may be required to delay significantly, reduce the scope of, or eliminate one or more of, our research or development programs. If that is the case, we will seek other alternatives to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products.
          We have a history of losses and our future profitability is uncertain.
          Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at June 30, 2003 was $98.4 million. Our revenues for the last three years were $15.0 million in 2002, $24.0 million in 2001 and $2.5 million in 2000. For the six months ended June 30, 2003 and 2002, our revenues were $3.5 million and $10.2 million, respectively. Sales of products that we acquired as a result of our acquisition of Fielding Pharmaceutical Company in 2000 have generated modest revenues, but based on our current business plan these revenues will not be sufficient to offset our expenses in the future. We cannot be certain when or if we will generate substantial revenues from the sale of ESTRASORB. We have received a very limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $22.7 million in 2002, $9.7 million in 2001 and $12.1 million in 2000, while they were $10.8 million and $11.5 million for the six months ended June 30, 2003 and 2002, respectively. Our losses have resulted from research and development expenses, pre-launch sales and marketing expenses in the anticipation of FDA approval for ESTRASORB, protection of our intellectual property, and other general operating expenses. Our annual losses may increase depending on the timing of the FDA approval and launch of ESTRASORB as we expand our manufacturing capacity, sales and marketing capabilities and conduct additional and larger clinical trials for other product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, as product sales, licensing fees and royalty payments generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.
          We intend to allocate a significant portion of our sales force’s time to the product launch of ESTRASORB, if and when it is approved by the FDA. Accordingly, the sales of our other women’s health products could be adversely affected by the efforts we allocate to the ESTRASORB product launch. The costs of maintaining our own sales force to market our current products and ESTRASORB, if approved, may in the future exceed product revenues. If we continue to market ESTRASORB or future products directly, significant additional expenditures and management resources may be required to increase the size of our internal sales force.
          Our sales and marketing plan for ESTRASORB depends in large part on the success of our relationship with King.
          We have entered into a co-promotion agreement with King for the marketing and promotion of ESTRASORB in the United States using our sales and marketing personnel and King’s sales and marketing personnel. We have also granted King exclusive rights to promote, market and distribute ESTRASORB outside the United States. In return, we received certain milestone payments and the agreement to pay potential future milestone payments and licensing fees and royalties on future sales. While our agreements with King give us some limited protections with respect to King’s marketing and sales efforts and, we believe, create financial incentives for King consistent with our own, we cannot control the amount and timing of marketing efforts that King devotes to ESTRASORB or make any assurances that our and King’s co-promotion of ESTRASORB in the United States and King’s marketing of ESTRASORB in the rest of the world will be successful.
          Our success in marketing other potential future products will also depend in large part on our relationship with King. Our co-promotion agreement with King also provides for co-promotion in the United States with King of our product candidate ANDROSORB™. If this product is approved for marketing by the FDA, King has an exclusive worldwide license, except in the United States, to market this future product. Under our co-promotion agreement, King has the right to co-promote certain future hormone replacement therapy products in the field of women’s health. In the future, we might enter into other licensing or co-promotion arrangements with King or other third parties for the marketing and sale of other future products. Any revenues we receive from sales of ANDROSORB and other future products will depend in large part on the terms of these agreements and the efforts of King and any other third-party marketing partners.
          Our agreements with King reduce the likelihood that we could be acquired by another company.
          Our co-promotion agreement and license agreement with King for the marketing of ESTRASORB and ANDROSORB contain several provisions that would take effect upon a change of control of the Company. One provision allows King several options in the event of a change in control of Novavax including (i) terminating our right to co-promote King products, (ii) terminating our rights to promote ESTRASORB and ANDROSORB and certain other hormone therapies for women, or (iii) requiring Novavax to assign and transfer to King all related rights of ownership for ESTRASORB and ANDROSORB and certain other hormone replacement therapies for women and license to King on an exclusive and perpetual basis all intellectual property rights and know-how. If King chooses to exercise its rights under either clause (ii) or (iii) above, King will pay us royalties on net sales of the products. In addition, King will pay us for the cost of manufacturing, plus a markup consistent with the terms of the license agreement for the handling costs. King could also require that we redeem the outstanding promissory notes, currently in the amount of $40.0 million, at 101% of the outstanding principal and accrued interest. These provisions may have the effect of making us less attractive as an acquisition candidate.
          We need additional manufacturing capability to commercialize our products.
          We do not have any experience with the large capacity manufacturing required for commercial sale of a product. Although we have had the ability to produce the limited quantities of products needed to support our current research and development program and clinical trials (including utilizing contract manufacturing organizations), we will need more production capacity for larger, later-stage clinical studies and commercial sales. Our potential products may be too difficult or costly to manufacture on a large scale, to develop into commercially viable products or to market.
          We have validated our manufacturing methods for ESTRASORB, which has been produced in 100-kilo size batches. Such validation is required under FDA guidelines, and we have received preliminary FDA approval of these methods. We currently manufacture ESTRASORB at a facility of Cardinal Health, Inc. in Philadelphia, Pennsylvania. In February 2002, we entered into an agreement with Cardinal Health to lease approximately 24,000 square feet of space within their facility. Under the terms of this agreement, Cardinal Health will also provide packaging services for the product we manufacture in their facility. We have substantially completed the build out of the facility to meet our requirements and have installed manufacturing equipment at this facility with the capacity required for commercial production of ESTRASORB. Now that this new equipment is installed, we need to validate that the ESTRASORB made using this new equipment is identical to that used in our clinical trials. If we are unable to make ESTRASORB on a commercial scale or are delayed in validating the product manufactured with our new equipment, the commercialization of ESTRASORB would be delayed.
          In the near term, we will be manufacturing ESTRASORB only in the Philadelphia facility. If ESTRASORB is approved by the FDA, we plan to qualify at least one additional site for the manufacture of ESTRASORB. If we are unable to utilize the Philadelphia facility to manufacture ESTRASORB prior to our qualification of a second site, however, we would not have immediate access to ESTRASORB and would be required to reestablish our validation process at a different facility that would cause us to lose sales of ESTRASORB and would adversely affect our business.
          We currently utilize third party contract manufacturers to manufacture our other products. Any contract manufacturer’s facility that we may use, including the Cardinal Health facility, must adhere to the FDA’s regulations on current good manufacturing practices, which are enforced by the FDA through its facilities inspection program. These facilities are subject to periodic inspection by the FDA. The manufacture of products at these facilities will be subject to strict quality control testing and record-keeping requirements. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.
          If we decide to manufacture our own products, we will need to acquire additional manufacturing facilities and to improve our manufacturing technology. Establishing additional manufacturing facilities will require us to spend substantial funds, hire and retain a significant number of additional personnel and comply with extensive regulations applicable to such facilities here and abroad, including the current good laboratory practices and good manufacturing practices required by the FDA. If we elect to or need to manufacture our own products, we risk the possibility that we may not be able to do so in a timely fashion at acceptable quality and prices or in compliance with good laboratory practices and good manufacturing practices.
          We have not completed the development of many of our products and we may not succeed in obtaining the FDA approval necessary to sell any additional products.
          The development, manufacture and marketing of our pharmaceutical products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. Only a few of our products have been approved for sale and our application to sell ESTRASORB in the United States is currently being reviewed by the FDA. Our product candidate, ANDROSORB, has completed two Phase I human clinical studies. Our other product candidates are in preclinical laboratory or animal studies. Before applying for FDA approval to market any additional product candidates, we must conduct larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. These processes are expensive and can take many years to complete. We may not be able to demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. We may also be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies.
          We may fail to obtain regulatory approval for our products on a timely basis. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:
•	the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	institutional review board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	analysis of data obtained from preclinical and clinical activities that are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.
          We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in preclinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the specialty pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed. Furthermore, even if a product of ours gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.
          Our success depends on our ability to maintain the proprietary nature of our technology.
          Our success will, in large part, depend on our ability to maintain the proprietary nature of our technology and other trade secrets. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have 55 U.S. patents and approximately 150 foreign patents and patent applications covering our technologies. We recently filed eight new patent applications in the US and worldwide directed towards innovative discoveries made in the field of human Papillomavirus virus-like particles. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.
          There is a risk that third parties may challenge our existing patents or may claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.
          Although our patents include claims covering various features of our product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. For example, our patents do not prohibit third parties from developing and selling products for estrogen replacement therapy that deliver estrogen through a topical emulsion, ointment or similar medium.

          Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.
          Health care insurers and other payors may not pay for our products or may impose limits on reimbursement.
          Our ability to commercialize ESTRASORB and our future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing ESTRASORB or other products in the future to market, we cannot be assured that third-party payors will pay for ESTRASORB or will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB, if approved for commercial sale in the United States, would be sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that ESTRASORB will be treated the same as other estrogen replacement therapy products with respect to government and third-party payor reimbursement. However, we cannot be assured that ESTRASORB will receive similar reimbursement treatment.
          Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and sometimes the cost of the drug in comparison to alternative products. We cannot be assured that ESTRASORB or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.
          We may have product liability exposure.
          The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $18.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. We cannot be assured that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive and may damage our reputation in the marketplace.
          We have made loans to certain of our directors, and have guaranteed a brokerage margin loan for one of these directors that could have a negative impact on our stock price.
          In 2002, pursuant to our Stock Option Plan, we approved the payment of the exercise price of options by two directors through the delivery of full recourse interest bearing promissory notes, in the aggregate amount of approximately $1.5 million, secured by a pledge of the underlying shares. In addition, in 2002 we executed a conditional guaranty of a brokerage margin account for a director in the amount of $500,000. Due to heightened sensitivity in the current environment surrounding related party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected.
          The price of our common stock has been, and may continue to be, volatile.

          Historically, the market price of our common stock has fluctuated over a wide range. In fiscal 2002, our common stock traded in a range from a low of $1.59 to a high of $14.00. In fiscal 2003, our common stock has traded in a range from a low of $2.52 to a high of $6.87 as of August 8, 2003. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small capitalization specialty pharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In particular, over the next year, the market price of our common stock may fluctuate significantly due to a variety of factors, including:
•	governmental agency actions, including the FDA’s determination with respect to our pending NDA for ESTRASORB;

•	our ability to obtain financing; and

•	sales of our products, particularly ESTRASORB, if it is approved for sale.
In addition, the occurrence of any of the risks described in this “Risk Factors” section could have a dramatic and adverse impact on the market price of our common stock.
          Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations.
          We currently have $41.6 million of outstanding debt. Our substantial amount of debt could have important consequences to you. For example, it:
•	could increase our vulnerability to general adverse economic and industry conditions;

•	will require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the pharmaceutical industry, which may place us at a competitive disadvantage compared with competitors that have less debt; and

•	could limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.
     We may incur additional debt for various reasons, which, if over a certain amount, must be approved by King. Any such additional debt could be senior to the common stock being offered in this offering and would increase the risks associated with our substantial leverage.
          Our inability to recruit and retain members of our management team and key personnel could have a material adverse effect on our business.
          Our future success will depend in part on our ability to attract and retain highly skilled employees, particularly those in management, sales, regulatory, manufacturing and technical positions. The loss of services of members of our management team could adversely affect our business and impede or delay achievement of our corporate mission. Furthermore, recruiting and retaining qualified scientific and other key employees will be critical to our success, and competition for such employees in our targeted industry and in our geographic regions is intense. In addition, many of the companies with which we compete for highly qualified personnel have greater financial and other resources than we do. We may be unable to attract and retain key employees on acceptable terms given the level and nature of such competition.
          Anti-takeover provisions could make a third-party acquisition of us more difficult.
          In 2002, we adopted a Shareholder Rights Plan that provided for the issuance of rights to purchase shares of

Series D Junior Participating Preferred Stock of the Company. Under the plan, we distributed one preferred share purchase right for each outstanding share of common stock. Each purchase right entitles the holder to purchase from the Company one one-thousandth (1/1000th) of a preferred share at a price of $40 per one one-thousandth (1/1,000th) of a share, subject to adjustment. The rights become exercisable, with certain exceptions, ten business days after any party, without prior approval of our Board of Directors, acquires or announces an offer to acquire beneficial ownership of 15% or more of the Company’s common stock. In the event that any party acquires 15% or more of the Company’s common stock, the Company enters into a merger or other business combination, or if a substantial portion of the Company’s assets is sold after the time that the rights become exercisable, the rights provide that the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring company, as applicable, having a market value of twice the exercise price of the right. The Shareholder Rights Plan may discourage or prevent certain types of transactions involving an actual or potential change in control, which transactions may be beneficial to our shareholders, by causing substantial dilution to a party that attempts to acquire us on terms not approved by our Board.

ABOUT THIS PROSPECTUS
          This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may, from time to time, sell shares of our common stock in one or more offerings with a maximum aggregate offering price of $50,000,000. Each time we sell any of our common stock, we will provide a prospectus supplement that will contain specific information about the offering. This prospectus and the prospectus supplements provide you with a general description of the company and our common stock; for further information about our business and our securities, you should refer to the registration statement, the reports incorporated by reference in this prospectus, and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these documents. The registration statement can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”
          You should rely only on the information contained or incorporated by reference in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          We caution you that this prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and assumptions and on information currently available to management, and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “may,” “could,” “possible,” “forecast,” or similar words and expressions. Forward-looking statements include information concerning possible or assumed future results of operations, future product development and related clinical trials and statements regarding future research and development. Forward-looking statements are only predictions, and necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in the forward-looking statements. These risks and uncertainties are discussed in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS
          Except as otherwise described in an applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, including but not limited to:
•	our internal research and development programs, such as preclinical and clinical testing and studies of our product candidates and the development of new technologies,

•	pre-launch, marketing, and other expenses related to product candidate ESTRASORB, if approved by the FDA,

•	general working capital, and

•	possible future acquisitions of complementary businesses, product lines or technologies, although no such transactions are currently under negotiation.
          We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures, which may vary significantly depending on various factors such as our research and development results, regulatory approvals, competition, marketing and sales, and the market acceptance of any products introduced by us. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

PLAN OF DISTRIBUTION
          We may sell the securities being offered hereby from time to time in one or more of the following ways:
•	through one or more underwriters,

•	through dealers, who may act as agents or principal (including a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction),

•	directly to one or more purchasers,

•	through agents,

•	in privately negotiated transactions, and

•	in any combination of these methods of sale.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents, underwriters or dealers,

•	the purchase price of the common stock being offered and the proceeds we will receive from the sale,

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any over-allotment options under which underwriters may purchase additional securities from us, and

•	any discounts or concessions allowed or reallowed or paid to dealers.
          The distribution of the common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.
          Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”) and any discounts or commissions they receive from us and any profit on their resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses. We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and the Company. No period of time has been fixed within which the shares will be offered or sold.
          If required under applicable state securities laws, we will sell the common stock only through registered or licensed brokers or dealers. In addition, in some states, we may not sell shares of common stock unless they have been registered or qualified for sale in the applicable state or unless we have complied with an exemption from any registration or qualification requirements.
Agents
          We may designate agents who agree to solicit purchases for the period of their appointment or to sell common stock on a continuing basis. Unless the prospectus supplement provides otherwise, agents will act on a best efforts basis for the period of their appointment. Agents may receive compensation in the form of commissions, discounts or concessions from us. Agents may also receive compensation from the purchasers of the common stock for whom they sell as principals. Each particular agent will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions.
Underwriters
          If we use underwriters for a sale of common stock, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. Unless the prospectus supplement provides otherwise, underwriters will be obligated to purchase all of the shares of common stock offered by the prospectus supplement. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship, and we may offer the securities to the public through an underwriting syndicate or through a single underwriter. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship and underwriting arrangement.
Dealers
          We also may sell securities to a dealer as principal. If we sell our common stock to a dealer as a principal, then the dealer may resell those shares to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.
Direct Sales and Institutional Purchases
          We may also sell common stock directly to one or more purchasers, in which case underwriters or agents would not be involved in the transaction.
          Further, we may authorize agents, underwriters or dealers to solicit offers by certain types of institutional investors to purchase common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.
Stabilization Activities
          Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the Nasdaq Stock Market or otherwise.
Passive Market Making
     Any underwriters who are qualified market markers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.
Costs
          We will bear all costs, expenses and fees in connection with the registration of the common stock, as well as the expense of all commissions and discounts, if any, attributable to the sales of the common stock by us.

DESCRIPTION OF OUR CAPITAL STOCK
          Our authorized capital stock consists of: (i) 50,000,000 shares of common stock, par value $.01 per share, of which 30,142,300 shares were outstanding as of August 8, 2003, and (ii) 2,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.
          Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On August 8, 2003, the closing price of our common stock as reported on the Nasdaq National Market was $5.66 per share.
Common Stock
          Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of our Company, the holders of our common stock are entitled to receive ratably the net assets of our Company available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock. Shares of our common stock are, and the shares being distributed in this offering will be, when issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.
Preferred Stock
          The Board of Directors may, without further action by the stockholders of our Company, issue preferred stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, pre-emptive rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences. Our Amended and Restated Certificate of Incorporation grants the Board of Directors authority to issue preferred stock and to determine its rights and preferences without the need for further stockholder approval to eliminate delays associated with a stockholder vote on specific issuances. The issue of preferred stock, while providing desirable flexibility in connection with possible financings, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of our Company. We have no present plans to issue any shares of preferred stock.
Options and Warrants
          The Novavax 1995 Stock Option Plan (the “Plan”) was adopted by the Board of Directors and approved by the stockholders in September, 1995 and will terminate in 2005. The Plan was amended by resolution of the Board of Directors adopted in March 1998 and approved by the stockholders in May 1998 to increase the number of shares as to which options may be granted from 4,000,000 to 4,400,000. The Plan was again amended by resolution of the Board of Directors adopted in March 2000 and approved by the stockholders in May 2000 to increase the number of shares as to which options may be granted from 4,400,000 to 6,000,000. The Plan was again amended by resolution of the Board of Directors adopted in March 2002 and approved by the stockholders in May 2002 to increase the number of shares as to which options may be granted from 6,000,000 to 8,000,000. Most recently, the Plan was amended by resolution of the Board of Directors adopted in March 2003 and approved by the stockholders in May 2003 to increase the number of shares as to which options may be granted from 8,000,000 to 9,000,000.
          Options granted under the Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not meet the requirements for incentive stock option treatment, to officers, directors, employees and consultants or advisors to our Company and any present or future subsidiary to purchase a maximum of 9,000,000 shares of our common stock. As of August 8, 2003, under both this plan and a prior stock option plan for directors, there were outstanding options to purchase 4,684,908 shares of our common stock at an average exercise price of $5.46 per share. There were 1,819,009 shares available for future grant as of August 8, 2003.

          In addition, we have granted warrants to consultants. At August 8, 2003, there were outstanding warrants to purchase 70,000 shares of our common stock at an exercise price of $6.00 per share.
Convertible Notes
          We have issued four convertible notes to King Pharmaceuticals, Inc. that are currently convertible into an aggregate of 5,075,241 shares of our common stock. The conversion price of each of the notes represents an 18% premium to the 20 day trading average preceding the agreed-upon lock-in dates prior to the issuance of each of the notes. The notes carry a 4% coupon payable semi-annually in cash and stock. The notes allow the Company the option, under certain circumstances, to pay up to 50% of the interest due in our common stock.
          We can require King to convert the notes into our common stock at any time from January 1, 2002 through December 31, 2004 if the closing price of our common stock exceeds 180% of the conversion price then in effect for at least 30 trading days in any period of 45 consecutive trading days. After December 31, 2004, we can redeem the notes at 102%, 101% and 100% of face value during the years ended December 31, 2005, 2006 and 2007, respectively.
Shareholder Rights Plan
          We have adopted a Shareholder Rights Plan pursuant to which the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each right, once exercisable, entitles the holder to purchase from us one one-thousandth (1/1,000th) of a share of Series D Junior Participating Preferred Stock (the “Preferred Stock”), at a price of $40.00, subject to certain adjustments.
          The rights, unless earlier redeemed by the Board, become exercisable upon the close of business on the day which is the earlier of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (with certain exceptions) has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company, and (ii) the tenth business day after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an “acquiring person” as defined in the rights plan. The rights expire at the close of business on August 7, 2012, unless earlier redeemed or exchanged by us as described below.
          Unless the rights are earlier redeemed, in the event that a person or group becomes an “acquiring person,” the rights plan provides that proper provisions will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will thereafter have the right to receive, upon payment of the exercise price, that number of shares of the Preferred Stock having a fair market value determined in accordance with the rights plan at the time of the transaction equal to approximately two times the exercise price (such value to be determined with reference to the fair market value of our common stock as provided in the rights plan).
          In addition, unless the rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an acquiring person, we were to be acquired in a merger or other business combination (in which any shares of common stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the rights plan provides that proper provision will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the rights plan equal to approximately two times the exercise price.
          At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board may exchange the rights, in whole or in part, for that number of shares of the Preferred Stock having a fair market value on the date such person or group became an acquiring person equal to the excess of (i) the fair market value of Preferred Stock issuable upon the exercise of the rights over (ii) the exercise price of the rights, in each case subject to anti-dilution adjustments.

          At any time prior to the close of business on the tenth business day after there has been a public announcement that a person has become an acquiring person or such earlier date as a majority of the Board shall become aware of the existence of an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.001 per right. Immediately upon the effective time of such Board action, the right to exercise the rights will terminate and the only right of the holders will be to receive the redemption price.
          For as long as the rights are then redeemable, we may, except with respect to the redemption price, amend the rights in any manner, including extending the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such.
Transfer Agent
          Our registrar and transfer agent for all shares of common stock is Equiserve, 150 Royall Street, Canton, MA 02021.
DIVIDEND POLICY
          We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future.
LEGAL MATTERS
          Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White White & Van Etten LLP, 55 Cambridge Parkway, Cambridge, Massachusetts 02142. David A. White, a partner of such firm, owns 50,000 shares of our common stock.
EXPERTS
          Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act we file reports and other information with the SEC. These reports and other information are not incorporated by reference in this prospectus and do not form a part of this prospectus except as stated below under “Incorporation of Certain Information by Reference.” You may read and copy these reports and other information filed with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents, for a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for more information about the operation of the public reference rooms. Our filings with the SEC are also available to you over the Internet at the SEC’s web site at http://www.sec.gov.
          Our common stock is traded as “National Market Securities” on the Nasdaq National Market under the symbol NVAX. Materials we file can also be inspected at the offices of Nasdaq Operations at 1735 K Street, Washington, D.C. 20006.
          We have filed a registration statement on Form S-3 (together with all amendments and exhibits, which we refer to as the registration statement) with the SEC under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all of their shares of common stock or the offering is otherwise terminated. The documents we are incorporating by reference are:
1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the SEC on March 28, 2003;

2.	Quarterly Reports on Form 10-Q for the quarters ended:
a.	March 31, 2003, as filed with the SEC on May 15, 2003;

b.	June 30, 2003, as filed with the SEC on August 13, 2003; and

c.	September 30, 2003, as filed with the SEC on November 12, 2003.
3.	Current Reports on Form 8-K filed with the SEC on May 14, 2003 and August 8, 2003;

4.	Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on May 7, 2003, as filed with the SEC on March 31, 2003;

5.	The description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995; and

6.	All other reports filed by us under Section 13(a) or 15(d) of the Exchange Act since the end of our fiscal year ended December 31, 2002.
          You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 8320 Guilford Road, Columbia, MD 21046; (301) 854-3900. Attn: Dennis Genge.
          We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the “Risk Factors” section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.